July 1, 2019

Dean Petkanas
Chief Executive Officer
Kannalife, Inc.
3805 Old Easton Road
Doylestown, PA 18902

       Re: Kannalife, Inc.
           Amendment No. 5 to Registration Statement on Form S-1
           Filed June 17, 2019
           File No. 333-227736

Dear Mr. Petkanas:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2019 letter.

Amendment No. 5 to Registration Statement on Form S-1

Notes to the Consolidated Financial Statements March 31, 2019 (Unaudited)
Note 12. Marketable Securities, page F-36

1. We have read your revisions in response to our prior comment 4. In this regard, the revisions still do not provide us support for your determination of realized loss on marketable security of $228,039 and unrealized loss on marketable security of $101,307 for the quarter ended March 31, 2019 as well as support for the corresponding amounts disclosed in Note 14. Nevertheless, it appears that you determined "Net gains and losses recognized during the period on equity securities sold during the period" herein and in
       Note 14 based on original cost basis rather than the beginning of the period (i.e. January 1,
       2019) fair value, which also impacted the amount you determined for "Unrealized gains
 Dean Petkanas
Kannalife, Inc.
July 1, 2019
Page 2
       and losses recognized during the period on equity securities still held at the reporting date." Please revise or tell us why no revision is necessary.
General

2. In response to comment 6, you state that the Company satisfies the requirement in rule 3a-
       8(a)(6)(iv) because the Company has "evidence of a business other than investing in securities through resolutions of its board of directors `or comparable documents." The response states that when the Company's board of directors approves business transactions, it does so at convened board meetings or by written consents, each evidencing the Company's engagement as a pharmaceutical company.

       Paragraph (a)(6)(iv) of the rule requires that the board of directors of a research and development company relying on the rule's safe harbor adopt and record a resolution that the company is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities. See Certain Research and
       Development Companies, Investment Company Act Release No. 26077 (June 16, 2003),
       at 37051 [68 FR 37045] [June 20, 2003]. It is not clear that the Company has satisfied this requirement of the rule. Please supplementally address how the Company meets this requirement (for example, by referring to the Company's board resolution stating the
       Company is primarily engaged in a non-investment business). If the Company determines that it cannot rely on the rule and to the extent that the Company plans to rely on section
       3(b)(1) of the 1940 Act for its excepted investment company status, please revise the risk factor disclosure on investment company status in the registration statement, as appropriate, and to include a discussion on the applicability of section 3(b)(1). Also, please revise the current risk factor disclosure on the consequences to the Company as it relates to certain restrictions under the 1940 Act should the Company be deemed an investment company to re-characterize those consequences as definite, rather than presenting a possibility.
       You may contact Paul Cline at 202-551-3851 or Jim Rosenberg at 202-551-3679 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any other questions.



                                                              Sincerely,
FirstName LastNameDean Petkanas
                                                              Division of
Corporation Finance
Comapany NameKannalife, Inc.
                                                              Office of
Healthcare & Insurance
July 1, 2019 Page 2
cc:       Christopher L. Tinen, Esq.
FirstName LastName